October 12, 2005

Via Facsimile 646.848.8073 and U.S. Mail

Creighton O`M. Condon, Esq.
Eliza Swann, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

RE:	7-Eleven, Inc.
	Schedule TO-T/A and Schedule 13E-3
	Filed by Seven-Eleven Japan Co. Ltd., et al.
	Date Filed: September 28, 2005
	File No. 5-17916

Ladies and Gentlemen:

We have reviewed your filings, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

      Schedule 13E-3 -- Cover Page and Signature Page

1. We have reviewed the analysis and conclusion provided in response to prior comment number 1, and continue to have concerns about the absence of Seven & I Holdings Co., Ltd. from the list of filing persons on Schedule 13E-3. Please advise us of the business and legal reasons why Seven & I Holdings Co., Ltd. was formed on September 1, 2005. In addition, please advise us what assets
Holding has other than its 100% interest in Seven-Eleven Japan Co. Ltd. and whether or not Holdings has any independent operations. Alternatively, add Seven & I Holdings Co. Ltd. as an additional filing person on the Schedule 13E-3.

2. Edgar still does not, at present, reflect the receipt of a
Schedule 13E-3 for the instant transaction. The checking of the going-private transaction box on Schedule TO-T by the filing persons does not obviate the need to properly identify the filing with appropriate header tags. The filing persons must file a Schedule
13E-3 and Schedule TO-T/A as soon as possible.

Schedule TO

Special Factors - Position of Parent and Purchaser Regarding
Fairness of the Offer and Merger

3. As you are aware, all of the factors listed in Instruction 2 to
Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail in the Schedule 13E-3. To the extent that the affiliated parties did not consider going concern value, or deemed such measure irrelevant in the context of this particular transaction, provide a detailed explanation of their reasons for so doing. While references have been made to a going concern value, such references do not meet the standards set forth to satisfy the disclosure requirements of this item because they do not reference why a going concern value was not utilized. See Item 1014(b) of Regulation M-A and Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

      Certain Conditions to the Offer

4. The changes made to Item 4. Terms of the Transaction are unresponsive to prior comment # 11. While the staff does not object when the offerors independently reserve the right to raise or assert a condition, once triggered, in their sole discretion or judgment, it remains inappropriate for offerors to make the determination as to whether or not an offer condition has been triggered in their sole judgment or sole discretion. If offerors are able to exclusively make a determination as to whether or not an offer condition has been triggered, without being held to a reasonableness standard the offerors could take a position that an offer condition had been triggered at any time for any reason. Tender offers that include conditions that may be triggered at any time for any reason are considered illusory and therefore in contravention of Section 14(e) of the Exchange Act. Please revise this section to remove the ability of the offerors to make wholly subjective determinations as to whether or not an offer condition has occurred and make clear the offer conditions only become operative upon the occurrence of objective criteria.

Closing Comments

	Please file an amended Schedule TO and Schedule 13E-3 in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement if appropriate from Seven & I Holdings Co., Ltd. acknowledging that:

* The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3266.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions